CALIFORNIA COASTAL COMMUNITIES, INC.

6 Executive Circle, Suite 250

Irvine, California 92614

(949) 250-7700 • Fax (949) 261-6550

December 14, 2007

Via facsimile: (202) 772-9368

and EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Division of Corporation Finance - Mail Stop 7010

Re:          Letter of November 30, 2007 - California Coastal Communities, Inc.

                Form 10-K for the Fiscal Year Ended December 31, 2006

                Form 10-Q for the Fiscal Quarter Ended March 31, 2007

                Form 10-Q for the Fiscal Quarter Ended June 30, 2007

                Form 10-Q for the Fiscal Quarter Ended September 30, 2007

                File No. 000-17189

Dear Mr. Cash:

In response to your letter of November 30, 2007, regarding your review of the above referenced filings of California Coastal Communities, Inc., please note the following responses.  As applicable, the Company will include appropriate portions of each response in future filings as requested.

Form 10-K filed March 9, 2007

Management’s Discussion and Analysis, page 37

Liquidity and Capital Resources, page 43

QUESTION 1:       In future filings, please revise your liquidity and capital resources section to include disclosure of the most restrictive debt covenants contained in your senior secured project revolver and your senior secured term loan and your compliance with them, quantified, to the extent applicable.

RESPONSE:

The following discussion of the Company’s debt covenants was included in Liquidity and Capital Resources on page 31 of the Company’s Form 10-Q for the fiscal quarter ended September 30, 2007:

“In October 2007, we amended the Term Loan and Revolving Loan to reduce the tangible net worth covenant from $100 million to $80 million, effective September 30, 2007. In addition, the Term Loan was also amended to reduce the minimum ratio of EBITDA to interest incurred covenant from a range of 1.0 to 2.5, phased in beginning in the first quarter of 2008 through the fourth quarter of 2009, to a range of 1.0 to 2.5, phased in beginning in the third quarter of 2008 through the fourth quarter of 2009 to provide greater operating flexibility and accommodate our currently anticipated operating results for 2008.”

Further, as indicated in Notes 4 and 5 of the Company’s Form 10-Q for the fiscal quarter ended September 30, 2007, as of September 30, 2007, the Company was in compliance with its covenants for both the senior secured project revolver and senior secured term loan.

In the Company’s Form 10-K for the year ended December 31, 2007 (and all future filings), the Company will expand the discussion in Liquidity and Capital Resources to indicate which of its debt covenants the Company considers to be the most restrictive and discuss its current and expected compliance with the covenants.

Note 5 — Senior Secured Project Revolver, page F-15

QUESTION 2:       We note your reference to an independent third party appraisal performed to develop the initial value of the Brightwater project. Since your Form 10-K is incorporated by reference into your Form S-8 (File No. 333-136105) you must either revise your Form 10-K to delete this reference to an expert or you must identify the firm and include their consent in your Form S-8 in accordance with Section 436(b) of Regulation C.

RESPONSE:

The Company respectfully disagrees with Question 2 regarding the requirement for an expert’s consent based on the references to the appraisal process in Note 5 on page F-15 of the Company’s Form 10-K.  Rule 436(b) of Regulation C requires a consent only if information “is set forth in the registration statement upon the authority of or in reliance upon such persons as experts.”  However, the information that is set forth in Note 5 relates to the procedural aspects of an appraisal having been required in connection with negotiating the terms and provisions of the Company’s revolving loan and term loan.  In addition, the statements do not state the Company’s agreement with or reliance upon the results of the appraisal.  The appraisal references merely describe the mechanics of how the borrowing base and the limitations on advances were arrived at.  These are, therefore, historical references as to what the banks required in their due diligence process for structuring lending standards under the revolving loan.

The Company acknowledges the Commission’s concern regarding the appraisal and will modify the language to delete the reference to the appraisal in future filings, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2007.

Note 13 — Stockholders’ Equity, page F-25

QUESTION 3: As dividends are typically charged to retained earnings, unless legally declared out of additional paid-in capital, please supplementally explain to us how you determined it was appropriate to recognize the special dividend, totaling $135.7 million, by reducing additional paid-in capital.

RESPONSE:

The Company’s evaluation of the accounting treatment for its special dividend included the following considerations:

•                  The proceeds for the dividend were determined to be capital surplus in accordance with the provisions of Section 154 of Delaware General Corporation Law (“Delaware Law”) and the dividend was paid in accordance with the provisions of Section 170 of Delaware Law.

•                  For tax purposes, based on the results of a detailed earnings and profits study, the special dividend was treated as a return of capital due to a lack of accumulated earnings and profits.

Based on the above factors, the Company determined that it was appropriate to recognize the special dividend as a return of capital rather than as a reduction to retained earnings.

Exhibit 31 — Section 302 Certifications

QUESTION 4:   We note that in the content of your section 302 certifications, paragraphs 2, 3 and 4 replace the word “report” with “annual report” (or “quarterly report” in the case of your Form 10-Q for the fiscal quarters ended March 30, 2007, June 30, 2007 and September 30, 2007). In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

RESPONSE:

                The Company will revise its section 302 certifications in future filings to use the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Please feel free to call me regarding any further questions you may have.  I can be reached at (949) 250-7783.

Sincerely,

/s/ Sandra G. Sciutto
Sandra G. Sciutto
Senior Vice President and
Chief Financial Officer

cc:           Raymond J. Pacini, CEO and President

                Rachid Chamtieh, Deloitte & Touche LLP

                Carolina Medina, Deloitte & Touche LLP

                Gregory W. Preston, Corporate Law Solutions, P.C.